November 20, 2009

Mr. William Thompson
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
Washington, DC 20549

Re:	Enable Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File No. 0-50995

Dear Mr. Thompson

This letter is in response to the second comment letter dated October 27, 2009 (the “Comment Letter”) containing comments to our responses and amendments to the filings of our Form 10-K filed on April 10, 2009 (the “10-K”) and our Form 10-Q filed on May 15, 2009 (the “Form 10-Q).  For your convenience we have reproduced each of the Staff’s comments from the Comment Letter.  Each item number set forth below is in response to the corresponding item number in the Comment Letter.

Form 10-K/A for Fiscal Year Ended December 31, 2008

Independent Auditors’ Report, page 48

1.	Comment

We reviewed your response to comment two in our letter dated August 4, 2009. It does not appear you included the auditor’s consent in the amended filing. Please file an amendment that includes the consent.

Response

We will file an amended 10K/A which includes exhibit 26.1 auditors consent. The exhibit was inadvertently omitted at the printer.

Form 10-Q/A for Fiscal Quarter Ended March 31, 2009

Item 4. Controls and Procedures, page 24

2.	Comment
We reviewed your response to comment five in our letter dated August 4, 2009 and the revisions to your disclosure. In future filings, please revise your disclosure in the first paragraph to reflect the full definition of disclosure controls and procedures in Exchange Act Rule 13a-15(e). Also make conforming revisions to your conclusion regarding the effectiveness of disclosure controls and procedures. Please confirm to us that the conclusion of your chief executive and chief financial officers regarding the effectiveness of disclosure controls and procedures would not have changed had the full definition of disclosure controls and procedures been included in the disclosure. Please provide a similar representation regarding your filing on Form 10-Q for the fiscal quarter ended June 30, 2009.

Response

In future filings we will revise our first paragraph disclosure as follows;

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal financial officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the information relating to the Company, including our consolidated subsidiaries, required to be disclosed in our SEC reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to the Company’s management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

We hereby confirm that;  that the conclusion of our chief executive and chief financial officers regarding the effectiveness of disclosure controls and procedures would not have changed had the full definition of disclosure controls and procedures been included in the disclosure in our 10-Q for the quarter ended March 31, 2009.We also confirm that the conclusion of our chief executive and chief financial officers regarding the effectiveness of disclosure controls and procedures would not have changed had the full definition of disclosure controls and procedures been included in the disclosure in our 10-Q for the quarter ended June 30, 2009.

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 4. Controls and Procedures, page 26

3.	Comment
In future filings, please disclose any change in your internal control over financial reporting that occurred during your last fiscal quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. Refer to Item 308(c) of Regulation S-K. Confirm to us that there were no such changes in internal control over financial reporting during the second quarter or otherwise amend your filing a appropriate to disclose the change(s).

Response

In future filings we will disclose any change in our internal control over financial reporting that occurred during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  For the quarters ended March 31, 2009 and June 30, 2009, we confirm that there were no such changes.

In providing these responses of the Staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We hope that we have adequately addressed each item in the Comment Letter and that our proposed changes to future filings will satisfy the additional disclosures and information sought by the Staff.  We look forward to completing this effort and your response to our letter.  Please contact me at (773) 272-4461 with questions or comments.

Sincerely,

/s/ Jeffrey D. Hoffman
Jeffrey D. Hoffman
President and Chief Executive Officer